ADVISOR MANAGED PORTFOLIOS
FIRST AMENDMENT TO THE OPERATING EXPENSES LIMITATION AGREEMENT

THIS FIRST AMENDMENT is made as of the 9th day of January 2025 to the Operating Expenses Limitation Agreement dated November 8, 2023, between Advisor Managed Portfolios and Regan Capital, LLC (the "Agreement").

WHEREAS, the parties desire to revise Schedule A to the Agreement to lower the expense limit; and

WHEREAS, the parties desire to amend the definition of Operating Expenses to include certain expenses that were previously excluded from the definition of Operating Expenses;

NOW, THEREFORE, the parties agree to amend the Agreement by deleting the existing Section 2 and Schedule A in their entirety and replacing each, respectively, with the following:

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2.Definition. For purposes of this Agreement, the term "Operating Expenses", with respect to each Fund (or each class of a Fund), is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser's investment advisory or management fee detailed in the Investment Advisory Agreement and other operating expenses of the Fund, but does not include (a) front-end or contingent deferred loads, (b) taxes, (c) interest expenses, (d) brokerage commissions, (e) acquired fund fees and expenses, (f) portfolio transaction expenses, (g) dividends paid on short sales, (h) extraordinary expenses, or (i) Rule 12b-1 fees.

Schedule A

Fund/ Class	Annual Limit	Effective Date
Regan Total Return Income Fund	0.99%	February 1, 2025

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by their duly authorized officers as of the date set forth above.

ADVISOR MANAGED PORTFOLIOS        REGAN CAPITAL LLC

/s/ Russell Simon	/s/ Skyler Weinand
NAME: Russell Simon	NAME: Skyler Weinand
TITLE: President	TITLE: Managing Member